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                                   EXHIBIT 13

                             SERVICING ARRANGEMENTS

THE SERVICER

     AerFi and its affiliates cannot be held responsible for any liabilities of AerCo or its affiliates, including any payments due to noteholders on the notes.

     OPERATING GUIDELINES

     AerFi will provide services to AerCo Group under the servicing agreement. AerFi will not have any fiduciary or other implied duties to you or AerCo, and its obligations will be limited to the express terms of the servicing agreement. AerFi will act in accordance with applicable law and with AerCo's directions.

     AerFi must also comply with the following two contractual standards in performing its services:

     (1) It must perform its services with reasonable care and diligence at all times as if it were the owner of the aircraft consistent with the customary commercial practice of a prudent international aircraft lessor in the management, servicing and marketing of commercial jet aircraft and related assets. We refer to this as the "AerFi services standard".

     (2) If a conflict of interest arises regarding AerFi's management, servicing or marketing of: (a) any two aircraft or (b) any aircraft and any other assets owned, managed, serviced or marketed by the AerFi Group, AerFi is required to notify AerCo and perform the services in good faith. If (x) the two aircraft or (y) the aircraft and other assets owned, managed, serviced or marketed by the AerFi Group are substantially similar in terms of objectively identifiable characteristics that are relevant for the particular services to be performed, AerFi will not discriminate among the aircraft or between any of the aircraft and any other aircraft then owned, managed, serviced or marketed by the AerFi Group on an unreasonable basis. We refer to this as the "AerFi conflicts standard".

     All transactions to be entered into by AerFi on behalf of AerCo Group, other than with other persons within AerCo Group, must be at arm's length and on fair market value terms unless otherwise agreed or directed by AerCo. The following transactions or matters with respect to the aircraft require AerCo's specific written approval:

     - sales of or agreements to sell aircraft or any related aircraft engine unless required by the lease;

     - entering into new leases that do not comply with the operating covenants or any express direction of AerCo;

     - entering into amendments, renewals or extensions of existing leases that do not comply with the operating covenants or any express direction of AerCo;

     - terminating any lease or leases with any single lessee or related lessees with respect to any aircraft having an aggregate depreciated net book value over $100.0 million;

     - entering into any contract for modification or maintenance of the aircraft not provided for in the AerCo budget if:

       -- the cost to AerCo is more than the estimated cost of a heavy maintenance check for the airframe and the engines and the available maintenance reserves or other collateral under the related lease, whichever is greater, or

       -- the modification or maintenance is outside the ordinary course of AerCo Group's business;

     - entering into any capital commitment or confirming any order or commitment to acquire aircraft or engines;

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     -  issuing any guarantee on behalf of any person within AerCo Group other than guarantees:

       -- by one AerCo Group member of the lease obligations of another, or

       -- for trade payables incurred in the ordinary course of AerCo Group's business;

     - entering into any agreements for services costing more than $50,000 to be provided by third parties at AerCo Group's cost, unless this is an expense provided for in the budget;

     - entering into or amending or granting a waiver in any transaction with AerFi or any of its affiliates on behalf of any person within AerCo Group; and

     - entering into any agreement or commitment which is inconsistent with any express direction of AerCo.

     AerFi will agree not to (1) execute any letter of intent, new lease agreement, amendment to an existing lease or any agreement in respect of a sale of any AerCo Group aircraft or aircraft assets outside Ireland (except pursuant to a specific power of attorney issued on a case-by-case basis in Ireland), or
(2) make any material operational decision in respect of any AerCo Group aircraft or aircraft assets outside Ireland.

     LIMITATION ON LIABILITY

     AerFi is not liable to any person, other than AerCo Group to the limited extent described below, for any losses relating to:

     - the sale, lease or purchase of our aircraft on less favorable terms than might have been achieved at any time, so long as the transactions were entered into on the basis of a commercial decision or recommendation of AerFi in accordance with the AerFi services standard;

     - AerFi's obligation to apply the AerFi conflicts standard in performing its services, except, where the losses are finally adjudicated to have been caused directly by the negligence, recklessness, wilful misconduct or fraud of AerFi or its representatives;

     - the ownership, operation, maintenance, acquisition, leasing, financing, refinancing or sale of any of our aircraft, or any action, or failure to act on the part of any person at any time, prior to the effective date of the servicing agreement;

     - any action that AerCo instructs AerFi to take, limit or terminate despite AerFi's contrary recommendation;

     -  AerCo Group's refusal to take any action that AerFi recommends;

     - circumstances where any person within AerCo Group has received amounts sufficient to cover such losses; or

     - the gross negligence, recklessness, fraud or wilful misconduct of any person within AerCo Group.

     INDEMNIFICATION

     AerCo Group will indemnify AerFi and its representatives on an after-tax basis for any losses that may be asserted against them relating to:

     - AerFi's performance under the servicing agreement, except where the losses are finally adjudicated to have been caused by AerFi's negligence, recklessness, fraud or wilful misconduct in performing its obligations;

     - errors in judgment or omissions by AerFi or any action taken, limited or terminated in accordance with AerCo's instructions, except where the losses are finally adjudicated to have been caused by AerFi's negligence, recklessness, fraud or wilful misconduct in performing its obligations; or

     - any of the circumstances under which AerFi would not be liable to AerCo as described above.

     AerFi will indemnify AerCo Group on an after-tax basis for losses arising from the performance of its services, where the losses are finally adjudicated to have:

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     -  been caused directly by the negligence, recklessness, fraud or wilful misconduct of AerFi or any of its delegates in respect of its obligations to apply the AerFi services standard or the AerFi conflicts standard in connection with the performance of its services; or

     - directly resulted from a breach by AerFi of the express terms and conditions of the servicing agreement.

     AerFi's obligation to indemnify AerCo excludes circumstances where any person within AerCo Group has already received an amount sufficient to cover such losses.

     AIRCRAFT SERVICES

     AerFi will provide a wide range of services to AerCo Group, including:

     - lease marketing, such as remarketing, lease drafting, negotiation and execution;

     - aircraft management, such as rent collection, aircraft maintenance, insurance, contract compliance and enforcement against current lessees, and accepting delivery and redelivery of aircraft;

     -  aircraft sales;

     - arranging valuations and monitoring and advising AerCo on regulatory developments;

     - assisting AerCo Group to stay in compliance with certain covenants under the indenture;

     - providing AerCo Group with data and information relating to our aircraft and the commercial aviation industry;

     - assistance with any public or private offerings and sale of refinancing notes or additional notes;

     - assistance with permitted tax-related dispositions or other permissible tax-based financings;

     - legal and other professional services relating to the lease, sale or financing of our aircraft, and the amendment modification or enforcement of our aircraft leases; and

     - periodic reporting of operational, financial and other information on our aircraft and leases.

     AerFi has agreed to:

     - engage and maintain the necessary staff and supporting resources required to perform its services;

     - grant AerCo Group and its agents, access to its information, programs, records and personnel to enable AerCo Group to monitor its compliance with the servicing agreement and for general AerCo Group business; and

     -  separate its own funds from the funds of any person within AerCo Group.

     BUDGETS

     AerCo adopts an annual and a three-year budget each year for all aircraft. AerFi has agreed to use reasonable commercial efforts to achieve the annual budget.

     MANAGEMENT FEES

     AerFi will be paid an annual retainer fee of approximately 0.10% of the initial appraised value of each aircraft in our fleet. The retainer fee is payable monthly in arrears in equal installments and subject to pro-rata reduction for any month in which we do not own all the aircraft currently in our fleet. In calculating the retainer fee, the initial appraised value may not be reduced below $250.0 million until all of the aircraft are sold. AerFi will also receive a monthly fee, equal to 1% of the aggregate rent paid for that month or portion of a month that AerCo Group owns the related aircraft which are subject to AerFi servicing.

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     AerFi also will be reimbursed for certain expenses incurred in connection with its performance of the services which in the aggregate may constitute a significant additional component of AerCo's total overhead costs.

     Additionally, AerFi will be paid a fee at any time during the term of the servicing agreement on the actual date of sale of any of our aircraft in the amount of 1.25% multiplied by 90% of the initial appraised value of the relevant aircraft, net of transaction expenses, subject to certain conditions.

     TERM AND TERMINATION

     The servicing agreement will be for a term commencing on the closing date and expiring on the date of payment in full of all amounts outstanding to be paid on the notes and the other securities issued by AerCo as relating to additional aircraft owned by AerCo Group.

     AerFi may terminate the servicing agreement if:

     -  AerCo does not pay:

       -- any servicing fees within five business days of a written delinquency notice, or

       -- any other amount payable by any person within AerCo Group within 10 business days of a delinquency notice;

     - any person within AerCo Group violates any material term, covenant, condition or agreement under the servicing agreement or any other operative document;

     - an involuntary proceeding under applicable bankruptcy, insolvency, receivership or similar law against AerCo, any of its subsidiaries or a substantial part of the property or assets of any person within AerCo Group, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or any such person goes into liquidation, suffers a receiver or mortgagee to take possession of all or substantially all of its assets or have an examiner appointed over it, or a petition or proceeding is presented for any of the foregoing and not discharged within 100 days;

     - a voluntary proceeding is commenced under bankruptcy, insolvency, receivership or similar law against AerCo or any of its subsidiaries, AerCo or any of its subsidiaries consents to the institution of, or fails to contest the filing of, any petition described above, or files an answer admitting the material allegations of any such petition, or makes a general assignment for the benefit of its creditors;

     - AerFi becomes liable for taxes, except certain income and employment taxes, arising from its performing services to AerCo, if:

       -- AerFi cannot avoid the taxes using reasonable commercial efforts, and

       -- AerCo does not indemnify AerFi for the taxes;

     - directions given by AerCo or any of its subsidiaries are, or if carried out would be, unlawful under applicable law.

     AerCo may terminate the servicing agreement if:

     - AerFi materially breaches any of its obligations under the servicing agreement, including its obligation not to execute lease documents or make other operational decisions outside Ireland as described above, and fails to cure the breach after written notice from AerCo;

     - AerFi ceases or gives notice that it will cease to be actively involved in the aircraft advisory and management business;

     - AerCo repays, refinances or defeases all of its public or private debt securities in full;

     - AerFi undergoes, or may undergo, a change of control or transfers, or intends to transfer, more than 50% of the outstanding class E notes to one or more non-affiliates and, in either case, any credit rating agency which rates the notes (other than the class E notes) notifies or confirms to AerCo that it
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       intends to downgrade, is downgrading or has downgraded the rating of any of the notes (other than the class E notes). AerFi will inform AerCo of any change of control of which it has actual knowledge or if it proposes to sell more than 50% of the outstanding class E notes to one or more non-affiliates;

     - an involuntary proceeding under bankruptcy, insolvency, receivership or similar law, against AerFi or a substantial part of its property or assets, continues undismissed for 100 days or an order or decree approving any of the foregoing shall be entered or AerFi goes into liquidation, suffers a receiver or mortgagee to take possession of all or substantially all of its assets or has an examiner appointed over it, or a petition or proceeding for any of the foregoing is presented and not discharged within 100 days;

     - a voluntary proceeding is commenced against AerFi under bankruptcy, insolvency, receivership or similar law upon consent by AerFi to the institution of, or failure by AerFi to contest the filing of, any petition described above, or filing of an answer admitting the material allegations of any such petition, or the making of a general assignment for the benefit of its creditors; or

     - AerFi and AerCo fail to resolve a conflict as provided in the servicing agreement.

     AerCo may terminate the servicing agreement for any aircraft to which any of the following conditions apply:

     - in the case of marketing for re-lease of an aircraft, such aircraft has been off-lease and is reasonably available for re-lease for more than 180 days after expiry of the agreed lease marketing period; or

     - AerFi fails, within a reasonable period of time not to exceed 180 days, to submit to AerCo a bona fide third party offer to purchase an aircraft after written direction from AerCo to arrange such a sale; or

     - AerFi recommends a course of action for an aircraft or lease to AerCo which AerCo does not approve and, after negotiation in good faith, AerFi refuses to amend, withdraw or replace such recommendation with one that is consistent with its obligations.

     The servicing agreement will terminate automatically if either of the administrative agency or cash management agreement is terminated.

     In no event will the servicing agreement terminate unless and until a successor servicer shall have been appointed and have accepted the appointment.

     ASSIGNMENT OF SERVICING AGREEMENT

     AerFi and AerCo may not assign their rights and obligations under the servicing agreement without each other's prior written consent.

     PRIORITY OF PAYMENT OF SERVICING FEES AND REIMBURSABLE EXPENDITURES

     AerFi's fees and expenses rank senior in priority of payment to all payments on the notes.

     ADDITIONAL SERVICERS

     AerCo may appoint AerFi to service additional aircraft on the terms of the servicing agreement.

CORPORATE MANAGEMENT

     ADMINISTRATIVE AGENT

     The administrative agent, which is AerFi Administrative Services Limited (a subsidiary of AerFi), provides administrative and accounting services to the board of directors including:

     -  acting as liaison with the rating agencies;

     -  establishing and maintaining AerCo Group's accounting ledgers;

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     -  providing quarterly and annual draft accounts for AerCo Group and individual companies within AerCo Group;

     -  preparing annual and three year budgets;

     -  authorizing payment of certain expenses;

     - coordinating any amendments to the transaction agreements, other than the leases;

     - procuring, supervising and coordinating AerCo Group's outside legal counsel, accounting, tax and other professional advisors;

     -  preparing and coordinating reports to investors and the Commission;

     - assisting AerCo Group's tax advisors with the preparation and filing of all required tax returns;

     - assisting AerCo Group in developing and implementing its interest rate management policy and developing financial models, cash flow projections and forecasts and in making aircraft lease, sale and capital investment decisions;

     - advising AerCo Group on the appropriate levels of the liquidity reserve amount; and

     - assisting AerCo Group with the public or private offerings of refinancing notes.

     AerCo's board of directors may ask the administrative agent to provide additional administrative services. However, the administrative agent is not obligated to perform any additional services that could reasonably result in the business of AerCo or any of its subsidiaries ceasing to be separate and readily identifiable from, and independent of, the administrative agent, AerFi or any of their respective affiliates.

     The administrative agent receives a monthly administrative fee equal to 2% of the rental payments for each month. The administrative fee must be at least a minimum of $200,000 per year and will be adjusted for inflation. The administrative agent will receive an additional fee for services provided in connection with the public or private offering of securities by AerCo equal to 0.025% of the net proceeds of the offering. The administrative agent is reimbursed for certain expenses incurred in performing its services under the administrative agency agreement.

     In certain circumstances, AerCo may terminate the administrative agency agreement and, in certain other circumstances, the administrative agent may terminate it. The administrative agency agreement will terminate automatically if either of the servicing agreement or the cash management agreement is terminated.

     In no event will the administrative agency agreement terminate unless and until a successor administrative agent shall have been appointed and have accepted the appointment.

     The administrative agent is obligated to devote the same amount of time and attention and is required to exercise the same level of skill, care and diligence in the performance of its services as it would if it were administering such services on its own behalf. We refer to this as the "administrative agent's services standard".

     In addition, if any conflicts of interest arise with respect to the administrative agent's role and its other interests, the administrative agent must report such conflict promptly to AerCo and must act in a manner that treats AerCo equally with the entities giving rise to the conflict of interest, does not violate the administrative agent's services standard or any of its covenants under the administrative agency agreement and would not be reasonably likely to have a material adverse effect on AerCo. We refer to this as the "administrative agent's conflict duties".

     CASH MANAGER

     The cash manager, which is AerFi Cash Manager II Limited (a subsidiary of AerFi), provides cash management and related services to AerCo Group. The cash manager's duties include informing the servicer and the administrative agent of the aggregate deposits in the accounts and any other information that is

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required about the accounts. The cash manager is authorized to invest funds held by AerCo Group in the accounts other than the tax defeasance account in certain prescribed investments on permitted terms.

     The cash manager also calculates certain monthly payments and makes all other calculations as required under the cash management agreement based on data provided by the servicer on the aircraft and the leases. The cash manager also provides information required by the trustee to provide reports to the noteholders.

     The cash manager receives a fee of $250,000 per year for its services to AerCo Group. The fee is subject to adjustment for inflation. The cash manager will not be liable to AerCo Group for any losses or taxes payable by AerCo Group unless the losses or taxes arise from the cash manager's own gross negligence, simple negligence in the handling of funds, willful misconduct, deceit or fraud or that of its officers, directors, agents or employees. The cash manager will be indemnified by the members of AerCo Group for any loss, liability or tax incurred by the cash manager, its officers, directors, agents and employees as a result of the performance of services under the cash management agreement. AerCo Group will not indemnify the cash manager for losses caused by its own deceit, fraud, willful default or negligence or that of its officers, directors, agents and employees.

     In certain circumstances, AerCo or the cash manager may terminate the cash management agreement. The cash management agreement will terminate automatically if either of the servicing agreement or administrative agency agreement is terminated.

     In no event will the cash management agreement terminate unless and until a successor cash manager shall have been appointed and have accepted the appointment.

     COMPANY SECRETARY

     The company secretary maintains company books and records, including minute books and stock transfer records. It makes available telephone, telecopy, telex and post office box facilities and will maintain a registered office in the relevant jurisdictions.

     Mourant & Co. Secretaries Limited acts as company secretary for members of AerCo Group that are incorporated in Jersey.

     STANDBY SERVICER, CASH MANAGER AND ADMINISTRATIVE AGENT

     A newly-formed Irish subsidiary of debis will act as standby servicer, cash manager and administrative agent with respect to the aircraft pursuant to the terms of the standby servicing, administrative agency and cash management agreement, between AerCo, debis and its Irish subsidiary. In the event the Irish subsidiary is called upon to provide services, such services shall be provided for all leases and aircraft and shall be performed under substantially the same terms and conditions as the AerFi Group performs its services under the servicing, administrative agency and cash management agreements. AerCo may terminate the standby arrangement if it pays a termination fee. In that case, AerCo will have to find an alternative standby servicer.

     The debis servicing agreement differs materially from the servicing agreement with AerFi in the following respects only:

     - debis's indemnity in favor of AerCo is limited to a maximum aggregate amount equal to the greater of (x) 2.5% of the initial appraised value for all aircraft and (y) $20.0 million with respect to any and all losses, except losses arising from fraud on the part of debis. AerFi's indemnity in favor of AerCo is unlimited.

     - debis is entitled to sales based incentive fees equal to 10% of the net gains earned on the sale of any aircraft for an amount in excess of 90% of initial appraised value. AerFi will not receive any incentive fees.

     - AerCo can, upon payment of a termination fee equal to 0.25% of the initial appraised value of the aircraft portfolio, terminate the appointment of debis on six months' written notice. AerCo does not have this right in respect of AerFi.

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     The Irish subsidiary of debis does not presently hold the necessary authorizations from the Irish authorities to act as cash manager, but has agreed to use reasonable efforts to obtain those authorizations as soon as practicable after the closing date.

     debis is engaged in the leasing and management of commercial jet aircraft under operating leases. Owned by DaimlerChrysler (DaimlerChrysler Services (35%), DaimlerChrysler Aerospace (10%)) and German banks (Hypo Vereinsbank (15%), Dresdner Bank (15%), Bayerische Landesbank (15%), and DG Bank (10%)), debis has a portfolio of 100 owned and managed aircraft (36 Airbus, 4 Boeing, 59 Fokker and 1 Dornier aircraft) valued at approximately $2.5 billion. The debis portfolio is comprised of 22 Airbus A320-series aircraft, 9 Airbus A330 aircraft, 3 Airbus A340 aircraft, 2 Airbus A300 freighter aircraft, 4 Boeing 737-400 aircraft, 27 Fokker 50 aircraft, 6 Fokker 70 aircraft, 26 Fokker 100 aircraft and 1 Dornier 228 aircraft. The aircraft are leased to 33 airlines in 22 countries worldwide. In addition, debis has 32 Airbus A320-series aircraft on order, with a market value of approximately $1.5 billion.

     Since debis commenced operations with the purchase of the Fokker leasing portfolio (35 aircraft) in late 1995, debis has diversified its fleet, primarily through the acquisition of Airbus narrowbody aircraft in the context of sale and leaseback transactions. In mid-1999, debis acquired a 15-aircraft-lease portfolio from Airbus Industrie Financial Services. Today, debis has a fleet mix (by book value) of 75% Airbus, 18% Fokker and 7% Boeing aircraft. The average age of the fleet is 5.9 years. All aircraft meet Stage 3 noise standards.

     While debis mainly purchases readily marketable narrowbody jets, its current fleet also contains 14 widebody aircraft.

     Based at Amsterdam's Schiphol airport, debis currently has 49 employees that handle leasing, management and re-marketing relationships. debis' management services include collecting rental payments, arranging and monitoring aircraft maintenance performed by others, technical inspection of aircraft, arranging and monitoring insurance, arranging for aircraft valuations, registration and de-registration of aircraft, monitoring compliance with lease arrangements and enforcement of lease provisions against lessees, conforming compliance with applicable ADs and facilitating delivery and redelivery of aircraft. Each member of debis' management team has an average of twenty years experience in the aviation industry.

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